Fitch Upgrades Agibank’s Rating to ‘AA(bra)’, with stable Outlook

Reflects improvements in Agibank’s business profile, revenue diversification, corporate governance, and internal controls.

São Paulo, July 30, 2026 – Agibank, a bank operating a hybrid platform that combines the efficiency and scalability of digital channels with the proximity and personalized service of a physical presence, has received a credit rating upgrade from Fitch Ratings, which elevated the bank’s rating from ‘AA-(bra) to ‘AA(bra)’, with a Stable Outlook. Agibank is a subsidiary of Agi Inc. (NYSE: AGBK) (“Agi”).

In its report, Fitch comments that “the rating upgrade reflects Agibank’s strengthened credit profile, supported by greater scale, franchise expansion, improved capitalization following Agi Inc.’s IPO, resilient profitability, consistent asset quality, and diversified funding sources. This improvement was achieved amid a more challenging environment for the payroll lending industry, marked by regulatory changes that affected origination volumes and competitive dynamics, reinforcing Fitch’s view of the bank’s resilience.”

Agibank receives this upgrade during an important strategic context for the business, with a growing base of over 7.0 million active customers and a Credit Portfolio of R$ 35.5 billion by the end of March 2026, indicators that grew +63.9% and +30.3% over the previous year, respectively.

“Fitch’s rating upgrade, coming just over a month after Moody’s Local’s rating action, reinforces the consistency of our business evolution and the market’s confidence in Agibank’s strategy. It corroborates our efforts towards building an increasingly reputable institution well positioned to expand its funding alternatives,” said Marcello Dubeux, Chief Financial Officer and Investor Relations Officer of Agibank.

“Fitch’s recognition demonstrates that we are advancing not only in scale, but also in the quality of our operations, corporate governance, and ability to navigate different market cycles. Our hybrid model, close customer relationships, and disciplined execution remain key differentiators supporting consistent growth,” said Glauber Correa, Chief Executive Officer of Agibank.

The full report published by the rating agency can be accessed here.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

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